UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63866/February 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14185

In the Matter of	:	
	:	
CAMPO ELECTRONICS, APPLIANCES &	:	
COMPUTERS, INC.,	:	ORDER MAKING FINDINGS AND
CAPCO ENERGY, INC.,	:	REVOKING REGISTRATIONS
CARMEL ENERGY, INC.,	:	BY DEFAULT
CELEXX CORP.,	:	
CENCOR, INC.,	:	
CENTRAL REALTY INVESTORS, INC., and	:	
CHECKMATE ELECTRONICS, INC.	:	

SUMMARY

      This Order revokes the registrations of the registered securities of Campo Electronics, Appliances and Computers, Inc., Capco Energy, Inc., Carmel Energy, Inc., CeleXx Corp., CenCor, Inc., Central Realty Investors, Inc., and Checkmate Electronics, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

      The Commission initiated this proceeding on January 11, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by January 15, 2011.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§

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[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Campo Electronics, Appliances and Computers, Inc. (CIK No. 895693),[2] is a revoked Louisiana corporation located in Covington, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended May 31, 1998, which reported a net loss of over $3.6 million for the prior three months. On June 4, 1997, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Louisiana, which was converted to Chapter 7, and the case was terminated on October 20, 2003. On November 2, 1998, the company was granted no action relief by the Division of Corporation Finance that allowed it to file monthly reports in lieu of its periodic reports during the pendency of its bankruptcy, provided the company resumed filing its periodic reports at the conclusion of the bankruptcy proceedings. The company failed to resume its periodic reports after the bankruptcy case was terminated on October 20, 2003. As of January 6, 2011, the company's common stock (symbol "CMPOQ") was traded on the over-the-counter markets.

Capco Energy, Inc. (CIK No. 354767), is a delinquent Colorado corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A[3] for the period ended December 31, 2005, which reported a net loss of over $3.6 million for the prior twelve months. On April 7, 2008, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, and the case was still pending as of January 6, 2011.

Carmel Energy, Inc. (CIK No. 747681), is a Delaware corporation located in Deerfield, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993. As of January 6, 2011, the company's common stock (symbol "CRMY") was traded on the over-the-counter markets.

CeleXx Corp. (CIK No. 1096085) is a permanently revoked Nevada corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

ended March 31, 2002, which reported a net loss of $624,702 for the prior three months. As of January 6, 2011, the company's common stock (symbol "CLXX") was traded on the over-the-counter markets.

CenCor, Inc. (CIK No. 18497), is a dissolved Delaware corporation located in Mission, Kansas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999. On July 19, 1993, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Missouri, and the case was terminated on January 28, 2000.

Central Realty Investors, Inc. (CIK No. 786714), is a void Delaware corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1993, which reported a net loss of $23,461 for the prior three months.

Checkmate Electronics, Inc. (CIK No. 910320), is a withdrawn Georgia corporation located in Roswell, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1998.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Campo Electronics, Appliances and Computers, Inc., is REVOKED;

the REGISTRATION of the registered securities of Capco Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of Carmel Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of CeleXx Corp. is REVOKED;

the REGISTRATION of the registered securities of CenCor, Inc., is REVOKED;

the REGISTRATION of the registered securities of Central Realty Investors, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Checkmate Electronics, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge